Exhibit 99.1

Li Auto Inc. Announces Unaudited First Quarter 2024 Financial Results

Quarterly total revenues reached RMB25.6 billion (US$3.6 billion)1

Quarterly deliveries reached 80,400 vehicles

BEIJING, China, May 20, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2024.

Operating Highlights for the First Quarter of 2024

•	Total deliveries for the first quarter of 2024 were 80,400 vehicles, representing a 52.9% year-over-year increase.

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Deliveries	80,400	131,805	105,108	86,533

	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Deliveries	52,584	46,319	26,524	28,687

•	As of March 31, 2024, in China, the Company had 474 retail stores in 142 cities, 356 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities, and 357 super charging stations in operation equipped with 1,544 charging stalls.

Financial Highlights for the First Quarter of 2024

•	Vehicle sales were RMB24.3 billion (US$3.4 billion) in the first quarter of 2024, representing an increase of 32.3% from RMB18.3 billion in the first quarter of 2023 and a decrease of 39.9% from RMB40.4 billion in the fourth quarter of 2023.

•	Vehicle margin[2] was 19.3% in the first quarter of 2024, compared with 19.8% in the first quarter of 2023 and 22.7% in the fourth quarter of 2023.

•	Total revenues were RMB25.6 billion (US$3.6 billion) in the first quarter of 2024, representing an increase of 36.4% from RMB18.8 billion in the first quarter of 2023 and a decrease of 38.6% from RMB41.7 billion in the fourth quarter of 2023.

•	Gross profit was RMB5.3 billion (US$731.9 million) in the first quarter of 2024, representing an increase of 38.0% from RMB3.8 billion in the first quarter of 2023 and a decrease of 46.0% from RMB9.8 billion in the fourth quarter of 2023.

•	Gross margin was 20.6% in the first quarter of 2024, compared with 20.4% in the first quarter of 2023 and 23.5% in the fourth quarter of 2023.

•	Operating expenses were RMB5.9 billion (US$812.9 million) in the first quarter of 2024, representing an increase of 71.4% from RMB3.4 billion in the first quarter of 2023 and a decrease of 13.1% from RMB6.8 billion in the fourth quarter of 2023.

•	Loss from operations was RMB584.9 million (US$81.0 million) in the first quarter of 2024, compared with RMB405.2 million income from operations in the first quarter of 2023 and RMB3.0 billion income from operations in the fourth quarter of 2023.

•	Operating margin was negative 2.3% in the first quarter of 2024, compared with 2.2% in the first quarter of 2023 and 7.3% in the fourth quarter of 2023.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Net income was RMB591.1 million (US$81.9 million) in the first quarter of 2024, representing a decrease of 36.7% from RMB933.8 million in the first quarter of 2023 and a decrease of 89.7% from RMB5.8 billion in the fourth quarter of 2023. Non-GAAP net income[3] was RMB1.3 billion (US$176.8 million) in the first quarter of 2024, representing a decrease of 9.7% from RMB1.4 billion in the first quarter of 2023 and a decrease of 72.2% from RMB4.6 billion in the fourth quarter of 2023.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB0.56 (US$0.08) in the first quarter of 2024, compared with RMB0.89 in the first quarter of 2023 and RMB5.32 in the fourth quarter of 2023. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB1.21 (US$0.17) in the first quarter of 2024, compared with RMB1.35 in the first quarter of 2023 and RMB4.23 in the fourth quarter of 2023.

•	Net cash used in operating activities was RMB3.3 billion (US$462.9 million) in the first quarter of 2024, compared with RMB7.8 billion net cash provided by operating activities in the first quarter of 2023 and RMB17.3 billion net cash provided by operating activities in the fourth quarter of 2023.

•	Free cash flow[5] was negative RMB5.1 billion (US$700.1 million) in the first quarter of 2024, compared with RMB6.7 billion in the first quarter of 2023 and RMB14.6 billion in the fourth quarter of 2023.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	March 31, 2023	December 31, 2023	March 31, 2024	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	18,327.3	40,379.3	24,251.6	32.3%		(39.9)%
Vehicle margin	19.8%	22.7%	19.3%	(0.5	)pts	(3.4	)pts

Total revenues	18,787.1	41,732.1	25,633.7	36.4%		(38.6)%
Gross profit	3,830.1	9,786.9	5,284.3	38.0%		(46.0)%
Gross margin	20.4%	23.5%	20.6%	0.2	pts	(2.9	)pts

Operating expenses	(3,424.9)	(6,750.5)	(5,869.2)	71.4%		(13.1)%
Income/(Loss) from operations	405.2	3,036.4	(584.9)	N/A		N/A
Operating margin	2.2%	7.3%	(2.3)%	(4.5	)pts	(9.6	)pts

Net income	933.8	5,752.3	591.1	(36.7)%		(89.7)%
Non-GAAP net income	1,414.1	4,588.7	1,276.4	(9.7)%		(72.2)%

Diluted net earnings per ADS attributable to ordinary shareholders	0.89	5.32	0.56	(37.1)%		(89.5)%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	1.35	4.23	1.21	(10.4)%		(71.4)%

Net cash provided by/(used in) operating activities	7,780.4	17,294.2	(3,342.4)	N/A		N/A
Free cash flow (non-GAAP)	6,702.1	14,638.1	(5,055.2)	N/A		N/A

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In April 2024, the Company delivered 25,787 vehicles, representing an increase of 0.4% from April 2023. As of April 30, 2024, in China, the Company had 481 retail stores in 144 cities, 361 servicing centers and Li Auto-authorized body and paint shops operating in 210 cities, and 386 super charging stations in operation equipped with 1,678 charging stalls.

New Model Launches

•	Li MEGA: in March 2024, the Company launched and commenced delivery of Li MEGA, its high-tech flagship family MPV. Built on an 800-volt battery electric platform, Li MEGA is equipped with Qilin 5C battery and can achieve a driving range of 500 kilometers with a 12-minute charge using Li Auto 5C super charging stalls. It features a next-generation design with low drag coefficient and energy consumption, while offering superior driving and riding comfort and safety with spacious interior, numerous premium configurations, and strict safety standards. In terms of vehicle intelligence, its Li SS Ultra smart space and Li AD Max autonomous driving systems are powered by a high-performance Qualcomm Snapdragon 8295P chip and dual NVIDIA DRIVE Orin-X chips, respectively.

•	2024 Li L Series: in March 2024, the Company launched and commenced delivery of the 2024 Li L7, Li L8, and Li L9. With extensive upgrades across range extension system, chassis system, and configurations with respect to safety, comfort, intelligence, among others, the 2024 Li L series boast comprehensively enhanced product strengths to better meet families’ needs.

•	Li L6: in April 2024, the Company launched and commenced delivery of Li L6, a five-seat premium family SUV that offers a spacious interior and superior configurations. It employs an all-wheel-drive extended range electric system built with the latest generation of lithium iron phosphate batteries. Li L6 is available in Pro and Max trims, both featuring a four-screen interaction system powered by a Qualcomm Snapdragon 8295P chip. Li L6 Pro comes standard with Li AD Pro autonomous driving system, powered by a Horizon Robotics Journey 5, while the Max trim comes standard with Li AD Max autonomous driving system, powered by dual NVIDIA DRIVE Orin-X chips.

2023 Environmental, Social and Governance Report

•	On April 12, 2024, the Company published its 2023 Environmental, Social and Governance (ESG) report (https://ir.lixiang.com/esg), which outlines its efforts in fulfilling social responsibilities and the advancements and practices that it has implemented throughout the year to integrate sustainability and sound governance into its corporate strategies and daily operations.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “In the first quarter of 2024, our deliveries reached 80,400 vehicles, up 52.9% year over year, further solidifying Li Auto’s leadership position in the RMB300,000 and higher NEV market in China. In March, we launched and commenced delivery of our high-tech flagship family MPV, Li MEGA, which is also our first high-power charging BEV. Meanwhile, we accelerated our efforts to deploy super charging stations nationwide, adding charging resources for Li Auto users to expedite the 0-to-1 development phase of our high-power charging BEVs. In April, we launched and commenced delivery of Li L6, a five-seat premium family SUV, to satisfy the mobility needs of more young families, making all-wheel-drive range extension system and intelligent features available on vehicles priced below RMB300,000. As our company continues to grow amidst an ever-changing market landscape, we will embrace the twists and turns that the journey presents and consistently focus on enhancing operating efficiency while persistently creating incremental user value.”

Mr. Tie Li, chief financial officer of Li Auto, added, “Despite the rollout of a new model, product iterations, and pricing adjustments, our first quarter financial results remained solid. Our revenue reached RMB25.6 billion for the period, growing by 36.4% year over year, and our gross margin stayed healthy at 20.6%. While our first quarter deliveries fluctuated sequentially, we remain confident that our deliveries will continue to grow in the coming quarters. In line with this outlook, we have maintained the pace of our investments in research and development and sales and servicing network. Looking ahead, we will continue to rigorously evaluate and streamline our operations while being fully centered on users and products, driving progress toward our long-term goals and strategic vision amidst a competitive market.”

Financial Results for the First Quarter of 2024

Revenues

•	Total revenues were RMB25.6 billion (US$3.6 billion) in the first quarter of 2024, representing an increase of 36.4% from RMB18.8 billion in the first quarter of 2023 and a decrease of 38.6% from RMB41.7 billion in the fourth quarter of 2023.

•	Vehicle sales were RMB24.3 billion (US$3.4 billion) in the first quarter of 2024, representing an increase of 32.3% from RMB18.3 billion in the first quarter of 2023 and a decrease of 39.9% from RMB40.4 billion in the fourth quarter of 2023. The increase in revenue from vehicle sales over the first quarter of 2023 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix and pricing strategy changes between two quarters. The decrease in revenue from vehicle sales over the fourth quarter of 2023 was mainly due to the decrease in vehicle deliveries which were affected by seasonal factors related to the Chinese New Year holiday and lower-than-expected order intake in March.

•	Other sales and services were RMB1.4 billion (US$191.4 million) in the first quarter of 2024, representing an increase of 200.6% from RMB459.7 million in the first quarter of 2023 and an increase of 2.2% from RMB1.4 billion in the fourth quarter of 2023. The increase in revenue from other sales and services over the first quarter of 2023 was mainly attributable to the increased sales of embedded products and services, including charging stalls, offered together with vehicle sales, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales. The revenue from other sales and services remained relatively stable over the fourth quarter of 2023.

Cost of Sales and Gross Margin

•	Cost of sales was RMB20.3 billion (US$2.8 billion) in the first quarter of 2024, representing an increase of 36.1% from RMB15.0 billion in the first quarter of 2023 and a decrease of 36.3% from RMB31.9 billion in the fourth quarter of 2023. The increase in cost of sales over the first quarter of 2023 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix between two quarters. The decrease in cost of sales over the fourth quarter of 2023 was mainly attributable to the decrease in vehicle deliveries.

•	Gross profit was RMB5.3 billion (US$731.9 million) in the first quarter of 2024, representing an increase of 38.0% from RMB3.8 billion in the first quarter of 2023 and a decrease of 46.0% from RMB9.8 billion in the fourth quarter of 2023.

•	Vehicle margin was 19.3% in the first quarter of 2024, compared with 19.8% in the first quarter of 2023 and 22.7% in the fourth quarter of 2023. The vehicle margin remained relatively stable over the first quarter of 2023. The decrease in vehicle margin over the fourth quarter of 2023 was mainly due to lower average selling price as a result of pricing strategy changes in the first quarter of 2024 and true-up adjustments of warranty reserve in the fourth quarter of 2023 based on updated estimate of costs of future claims.

•	Gross margin was 20.6% in the first quarter of 2024, compared with 20.4% in the first quarter of 2023 and 23.5% in the fourth quarter of 2023. The gross margin remained relatively stable over the first quarter of 2023. The decrease of gross margin over the fourth quarter of 2023 was mainly attributable to the decrease in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.9 billion (US$812.9 million) in the first quarter of 2024, representing an increase of 71.4% from RMB3.4 billion in the first quarter of 2023 and a decrease of 13.1% from RMB6.8 billion in the fourth quarter of 2023.

•	Research and development expenses were RMB3.0 billion (US$422.3 million) in the first quarter of 2024, representing an increase of 64.6% from RMB1.9 billion in the first quarter of 2023 and a decrease of 12.7% from RMB3.5 billion in the fourth quarter of 2023. The increase in research and development expenses over the first quarter of 2023 was primarily due to increased employee compensation as a result of the growth in number of staff as well as increased expenses to support the expanding product portfolios and technologies. The decrease in research and development expenses over the fourth quarter of 2023 was mainly in line with timing and progress of new vehicle programs.

•	Selling, general and administrative expenses were RMB3.0 billion (US$412.4 million) in the first quarter of 2024, representing an increase of 81.0% from RMB1.6 billion in the first quarter of 2023 and a decrease of 8.9% from RMB3.3 billion in the fourth quarter of 2023. The increase in selling, general and administrative expenses over the first quarter of 2023 was primarily due to increased employee compensation as a result of the growth in number of staff as well as increased rental and other expenses associated with the expansion of sales and servicing network. The decrease in selling, general and administrative expenses over the fourth quarter of 2023 was mainly due to the decrease in vehicle deliveries.

(Loss)/Income from Operations

•	Loss from operations was RMB584.9 million (US$81.0 million) in the first quarter of 2024, compared with RMB405.2 million income from operations in the first quarter of 2023 and RMB3.0 billion income from operations in the fourth quarter of 2023. Operating margin was negative 2.3% in the first quarter of 2024, compared with 2.2% in the first quarter of 2023 and 7.3% in the fourth quarter of 2023. Non-GAAP income from operations was RMB100.3 million (US$13.9 million) in the first quarter of 2024, representing a decrease of 88.7% from RMB885.4 million in the first quarter of 2023 and a decrease of 97.4% from RMB3.9 billion in the fourth quarter of 2023.

Net Income and Net Earnings Per Share

•	Net income was RMB591.1 million (US$81.9 million) in the first quarter of 2024, representing a decrease of 36.7% from RMB933.8 million in the first quarter of 2023 and a decrease of 89.7% from RMB5.8 billion in the fourth quarter of 2023. Non-GAAP net income was RMB1.3 billion (US$176.8 million) in the first quarter of 2024, representing a decrease of 9.7% from RMB1.4 billion in the first quarter of 2023 and a decrease of 72.2% from RMB4.6 billion in the fourth quarter of 2023.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB0.60 (US$0.08) and RMB0.56 (US$0.08) in the first quarter of 2024, respectively, compared with RMB0.95 and RMB0.89 in the first quarter of 2023, respectively, and RMB5.72 and RMB5.32 in the fourth quarter of 2023, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.29 (US$0.18) and RMB1.21 (US$0.17) in the first quarter of 2024, respectively, compared with RMB1.44 and RMB1.35 in the first quarter of 2023, respectively, and RMB4.54 and RMB4.23 in the fourth quarter of 2023, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB98.9 billion (US$13.7 billion) as of March 31, 2024.

•	Net cash used in operating activities was RMB3.3 billion (US$462.9 million) in the first quarter of 2024, compared with RMB7.8 billion net cash provided by operating activities in the first quarter of 2023 and RMB17.3 billion net cash provided by operating activities in the fourth quarter of 2023. The change in net cash used in operating activities over the first quarter of 2023 was mainly due to the increased payment related to inventory purchase partially offset by the increase in cash received from customers. The change in net cash used in operating activities over the fourth quarter of 2023 was mainly due to the decrease in cash received from customers as a result of the decrease in vehicle deliveries.

•	Free cash flow was negative RMB5.1 billion (US$700.1 million) in the first quarter of 2024, compared with RMB6.7 billion in the first quarter of 2023 and RMB14.6 billion in the fourth quarter of 2023.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the second quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 105,000 and 110,000 vehicles, representing an increase of 21.3% to 27.1% from the second quarter of 2023.

•	Total revenues to be between RMB29.9 billion (US$4.1 billion) and RMB31.4 billion (US$4.3 billion), representing an increase of 4.2% to 9.4% from the second quarter of 2023.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Monday, May 20, 2024 (8:00 p.m. Beijing/Hong Kong Time on May 20, 2024) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10038704-ogh75Er.html

A replay of the conference call will be accessible through May 27, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10038704

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	18,327,316	40,379,267	24,251,553	3,358,801
Other sales and services	459,737	1,352,830	1,382,107	191,420
Total revenues	18,787,053	41,732,097	25,633,660	3,550,221
Cost of sales:
Vehicle sales	(14,705,143)	(31,202,028)	(19,561,658)	(2,709,258)
Other sales and services	(251,804)	(743,186)	(787,697)	(109,095)
Total cost of sales	(14,956,947)	(31,945,214)	(20,349,355)	(2,818,353)
Gross profit	3,830,106	9,786,883	5,284,305	731,868
Operating expense:
Research and development	(1,852,297)	(3,491,026)	(3,048,886)	(422,266)
Selling, general and administrative	(1,645,307)	(3,269,668)	(2,977,585)	(412,391)
Other operating income, net	72,701	10,237	157,264	21,781
Total operating expenses	(3,424,903)	(6,750,457)	(5,869,207)	(812,876)
Income/(Loss) from operations	405,203	3,036,426	(584,902)	(81,008)
Other (expense)/income:
Interest expense	(32,438)	(13,675)	(28,598)	(3,961)
Interest income and investment income, net	418,531	794,355	1,068,888	148,039
Others, net	181,488	358,825	220,184	30,495
Income before income tax	972,784	4,175,931	675,572	93,565
Income tax (expense)/benefit	(38,947)	1,576,385	(84,446)	(11,696)
Net income	933,837	5,752,316	591,126	81,869
Less: Net income/(loss) attributable to noncontrolling interests	4,169	94,235	(1,432)	(198)
Net income attributable to ordinary shareholders of Li Auto Inc.	929,668	5,658,081	592,558	82,067

Net income	933,837	5,752,316	591,126	81,869
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	27,607	40,438	(59,936)	(8,301)
Total other comprehensive income/(loss)	27,607	40,438	(59,936)	(8,301)
Total comprehensive income	961,444	5,792,754	531,190	73,568
Less: Net income/(loss) attributable to noncontrolling interests	4,169	94,235	(1,432)	(198)
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	957,275	5,698,519	532,622	73,766
Weighted average number of ADSs
Basic	979,166,653	989,909,259	993,308,654	993,308,654
Diluted	1,052,402,047	1,064,538,392	1,066,436,872	1,066,436,872
Net earnings per ADS attributable to ordinary shareholders
Basic	0.95	5.72	0.60	0.08
Diluted	0.89	5.32	0.56	0.08
Weighted average number of ordinary shares
Basic	1,958,333,306	1,979,818,518	1,986,617,307	1,986,617,307
Diluted	2,104,804,095	2,129,076,784	2,132,873,744	2,132,873,744
Net earnings per share attributable to ordinary shareholders
Basic	0.47	2.86	0.30	0.04
Diluted	0.45	2.66	0.28	0.04

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	91,329,030	85,124,762	11,789,643
Restricted cash	479	5,225	724
Time deposits and short-term investments	11,933,255	13,763,658	1,906,245
Trade receivable	143,523	77,255	10,700
Inventories	6,871,979	12,158,602	1,683,947
Prepayments and other current assets	4,247,318	4,525,497	626,774
Total current assets	114,525,584	115,654,999	16,018,033
Non-current assets:
Long-term investments	1,595,376	1,545,525	214,053
Property, plant and equipment, net	15,745,018	20,323,916	2,814,830
Operating lease right-of-use assets, net	5,939,230	6,893,866	954,789
Intangible assets, net	864,180	880,571	121,958
Goodwill	5,484	5,484	760
Deferred tax assets	1,990,245	1,990,245	275,646
Other non-current assets	2,802,354	2,365,248	327,583
Total non-current assets	28,941,887	34,004,855	4,709,619
Total assets	143,467,471	149,659,854	20,727,652
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,975,399	7,136,525	988,397
Trade and notes payable	51,870,097	54,586,888	7,560,197
Amounts due to related parties	10,607	12,640	1,751
Deferred revenue, current	1,525,543	1,400,236	193,930
Operating lease liabilities, current	1,146,437	1,243,520	172,226
Finance lease liabilities, current	—	34,451	4,771
Accruals and other current liabilities	11,214,626	11,186,337	1,549,291
Total current liabilities	72,742,709	75,600,597	10,470,563
Non-current liabilities:
Long-term borrowings	1,747,070	1,803,030	249,717
Deferred revenue, non-current	812,218	813,494	112,668
Operating lease liabilities, non-current	3,677,961	4,421,642	612,390
Finance lease liabilities, non-current	—	671,878	93,054
Deferred tax liabilities	200,877	200,877	27,821
Other non-current liabilities	3,711,414	4,354,846	603,139
Total non-current liabilities	10,149,540	12,265,767	1,698,789
Total liabilities	82,892,249	87,866,364	12,169,352
Total Li Auto Inc. shareholders’ equity	60,142,624	61,362,324	8,498,584
Noncontrolling interests	432,598	431,166	59,716
Total shareholders’ equity	60,575,222	61,793,490	8,558,300
Total liabilities and shareholders’ equity	143,467,471	149,659,854	20,727,652

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	7,780,366	17,294,228	(3,342,386)	(462,915)
Net cash used in investing activities	(2,692,753)	(469,104)	(3,098,206)	(429,097)
Net cash (used in)/provided by financing activities	(195,821)	863,355	185,257	25,658
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(25,241)	(48,180)	55,813	7,731
Net change in cash, cash equivalents and restricted cash	4,866,551	17,640,299	(6,199,522)	(858,623)
Cash, cash equivalents and restricted cash at beginning of period	40,418,158	73,689,210	91,329,509	12,648,990
Cash, cash equivalents and restricted cash at end of period	45,284,709	91,329,509	85,129,987	11,790,367

Net cash provided by/(used in) operating activities	7,780,366	17,294,228	(3,342,386)	(462,915)
Capital expenditures	(1,078,295)	(2,656,106)	(1,712,843)	(237,226)
Free cash flow (non-GAAP)	6,702,071	14,638,122	(5,055,229)	(700,141)

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Cost of sales	(14,956,947)	(31,945,214)	(20,349,355)	(2,818,353)
Share-based compensation expenses	11,186	15,334	13,469	1,865
Non-GAAP cost of sales	(14,945,761)	(31,929,880)	(20,335,886)	(2,816,488)

Research and development expenses	(1,852,297)	(3,491,026)	(3,048,886)	(422,266)
Share-based compensation expenses	336,220	537,843	433,764	60,076
Non-GAAP research and development expenses	(1,516,077)	(2,953,183)	(2,615,122)	(362,190)

Selling, general and administrative expenses	(1,645,307)	(3,269,668)	(2,977,585)	(412,391)
Share-based compensation expenses	132,823	273,443	237,994	32,962
Non-GAAP selling, general and administrative expenses	(1,512,484)	(2,996,225)	(2,739,591)	(379,429)

Income/(Loss) from operations	405,203	3,036,426	(584,902)	(81,008)
Share-based compensation expenses	480,229	826,620	685,227	94,903
Non-GAAP income from operations	885,432	3,863,046	100,325	13,895

Net income	933,837	5,752,316	591,126	81,869
Share-based compensation expenses	480,229	826,620	685,227	94,903
Release of valuation allowance on deferred tax assets	—	(1,990,245)	—	—
Non-GAAP net income	1,414,066	4,588,691	1,276,353	176,772

Net income attributable to ordinary shareholders of Li Auto Inc.	929,668	5,658,081	592,558	82,067
Share-based compensation expenses	480,229	826,620	685,227	94,903
Release of valuation allowance on deferred tax assets	—	(1,990,245)	—	—
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	1,409,897	4,494,456	1,277,785	176,970

Weighted average number of ADSs
Basic	979,166,653	989,909,259	993,308,654	993,308,654
Diluted	1,052,402,047	1,064,538,392	1,066,436,872	1,066,436,872
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	1.44	4.54	1.29	0.18
Diluted	1.35	4.23	1.21	0.17
Weighted average number of ordinary shares
Basic	1,958,333,306	1,979,818,518	1,986,617,307	1,986,617,307
Diluted	2,104,804,095	2,129,076,784	2,132,873,744	2,132,873,744
Non-GAAP net earnings per share attributable to ordinary shareholders[8]
Basic	0.72	2.27	0.64	0.09
Diluted	0.67	2.11	0.60	0.08

8 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.